EXHIBIT 99.1

Fury Temporarily Halts Work at Eau Claire Following Fire Evacuation Order

VANCOUVER, Canada - June 5, 2023 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") announces that the Company has paused all exploration activities at its Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec following an emergency fire evacuation order. On June 4, 2023, the Minister of Natural Resources mandated that all mining exploration activities stop immediately, all personnel be evacuated from the territory, and that helicopters and aircraft be made available to help fight fires and carry out emergency evacuations. Following notice from the Crown, Fury has temporarily halted exploration activities and has begun evacuating crews from the Eau Claire site. The Company will continue to monitor the situation as it progresses.

“As wildfires continue to threaten parts of the James Bay area, we are following the direction of local authorities and prioritizing the safety of our team,” commented Tim Clark, CEO of Fury. “We are thinking of the communities and their members who are impacted by the fires in northern Quebec. We look forward to returning to work at Eau Claire shortly.”

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.4%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com